

February 3, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of G Squared Ascend I Inc., under the Exchange Act of 1934:

- Units, each consisting of one Class A Ordinary Share, and one fifth of one Warrant to acquire one Class A Ordinary Share

- Class A Ordinary Shares, par value $0.0001 per share

- Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50

Sincerely,

